UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FORRESTER RESEARCH, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

346563109
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Gail S. Mann
Chief Legal Officer
Forrester Research, Inc.
400 Technology Square
Cambridge, Massachusetts 02139
(617) 613-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Keith F. Higgins, Esq.
Ropes & Gray, LLP
One International Place
Boston, MA 02210
(617) 951-7000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$3,239,718.87	$99.46

*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 212,614 shares of common stock of Forrester Research, Inc. will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$99.46

Form or Registration No.:	005-50099

Filing party:	Forrester Research, Inc.

Date filed:	November 19, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☑

ITEM 4. TERMS OF THE TRANSACTION
SIGNATURE
INDEX OF EXHIBITS

Introductory Statement
This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2007, relating to our offer (the “Offer”) to amend or replace certain options defined as “Eligible Options” in the Offer to Amend or Replace Eligible Options (the “Offer to Amend or Replace”) attached to the Schedule TO as Exhibit (a)(1)(A) held by current employees of Forrester Research, Inc. (the “Company”) subject to income taxation in the United States. Except as amended and supplemented by Amendment No. 1 filed with the SEC on November 20, 2007 and this Amendment No. 2, all of the terms of the Offer and all disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged and are incorporated herein by reference to this Amendment No 2.
This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.
ITEM 4. TERMS OF THE TRANSACTION.
Item 4(a) of the Schedule TO is hereby amended by adding the following sentences:
The Offer expired at Midnight, Eastern Time, on December 17, 2007. Pursuant to the Offer, the Company has amended outstanding Eligible Options to purchase approximately 202,489 shares of the Company’s common stock to increase the exercise price of each such option to the lower of (i) the fair market value per share of the Company’s common stock on the adjusted grant date, as determined for accounting purposes, and (ii) $27.17, the closing stock price per share on December 18, 2007, the date of amendment. In addition, the participants whose Eligible Options have been so amended are now eligible to receive special cash bonuses in the aggregate amount of approximately $428,520 in exchange for options surrendered for amendment in accordance with the terms of the Offer.
The Company also canceled tendered Eligible Options to purchase approximately 7,500 shares of the Company’s common stock because the Adjusted Exercise Price (as defined in the Offer to Amend or Replace) would have been the same as or lower than the current exercise price. In replacement of each such canceled option, the Company immediately granted a new option with the same exercise price as the canceled option, but with a new grant date of December 18, 2007.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Forrester Research, Inc.

By:	/S/ GAIL S. MANN
Gail S. Mann
Chief Legal Officer

Date: December 19, 2007

INDEX OF EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)(A)	Offer to Amend or Replace Eligible Options, dated November 19, 2007*

(a)(1)(B)	Form of e-mail announcement regarding commencement of offer, dated November 19, 2007*

(a)(1)(C)	Offer to Amend or Replace Eligible Options website pages*

(a)(1)(D)	Form of addendum*

(a)(1)(E)	Election agreement terms and conditions*

(a)(1)(F)	Form of confirmation e-mail*

(a)(1)(G)	Form of reminder e-mail*

(a)(1)(H)	Form of amendment agreement*

(a)(1)(I)	Form of Non-Qualified Stock Option Certificate is incorporated herein by reference from Exhibit 10.2 to Form 10-Q, filed with the SEC on November 9, 2006*

(a)(1)(J)	E-mail to all eligible employees dated November 20, 2007*

(b)	Not applicable

(d)(1)	Amended and Restated Forrester Research, Inc. 1996 Equity Incentive Plan is incorporated herein by reference from Exhibit 10.3 to Form 10-K, filed with the SEC on March 14, 2005*

(d)(2)	Forrester Research, Inc. 2006 Equity Incentive Plan is incorporated herein by reference from Exhibit 10.1 to Form 10-Q, filed with the SEC on August 9, 2006*

(g)	Not applicable

(h)	Not applicable

*	Previously filed